Rule 13a-14(b) Certification - CEO

The undersigned officer of Points International Ltd. (the "Corporation"), hereby certifies, to the best of such officer's knowledge, that the Corporation's annual report on Form 40-F for the year ended December 31, 2020, to which this certification is attached (the "Report"):

1. fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: March 3, 2021

/s/ Robert MacLean

Robert MacLean

Chief Executive Officer

Rule 13a-14(b) Certification - CFO

The undersigned officer of Points International Ltd. (the "Corporation"), hereby certifies, to the best of such officer's knowledge, that the Corporation's annual report on Form 40-F for the year ended December 31, 2020, to which this certification is attached (the "Report"):

1. fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: March 3, 2021

/s/ Erick Georgiou

Erick Georgiou

Chief Financial Officer